Exhibit 99.1

GFL Environmental Inc. Announces Proposed Private Offering of Senior Notes

VAUGHAN, ON, June 6, 2024 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”) today announced that it is planning to commence, subject to market and other conditions, a private offering of US$500 million in aggregate principal amount of senior notes due 2032 (the “Notes”). GFL intends to use the net proceeds from the offering of the Notes (the “Notes Offering”), together with cash on hand, to redeem all of GFL's outstanding US$500 million aggregate principal amount of 4.250% Senior Secured Notes due 2025 (the “2025 Secured Notes”) and to pay related fees, premiums and accrued and unpaid interest on the 2025 Secured Notes. The Notes will be issued by a U.S. wholly owned subsidiary of GFL and will be guaranteed by GFL and certain of its other subsidiaries.

GFL is opportunistically pursuing the Notes Offering, with a view to moving more of its debt from secured to unsecured, consistent with an investment grade capital structure, extending its related debt maturities and preserving balance sheet flexibility. The refinancing of the 2025 Secured Notes is expected to be leverage neutral. In addition, it is expected that any incremental interest expense incurred as a result of the Notes Offering will be offset by cash tax savings, resulting in an immaterial impact to GFL’s free cash flow.

The Notes being offered in the Notes Offering have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes are being offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act. In Canada, the Notes are to be offered and sold on a private placement basis in certain provinces of Canada.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any offer, solicitation or sale of any security in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

Forward-Looking Information

This release includes certain "forward-looking statements", including statements relating to the potential for an offering and issuance of the Notes by GFL and the use of proceeds therefrom. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of GFL’s annual information form for the year ended December 31, 2023 and GFL's other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com